Citigroup Global Markets Ltd

CIK ID :0001012467

NFA ID ; 291281

Please note that the submission of the SBSE – A/A Application Updates for July 2025 have been made to the following principal;

Director	Added - Nicola Atkinson

Kind Regards,
Zara Brown

Zara Brown,
UK Cluster Legal Entity Governance Team
UK Senior Managers and Certification Regime (SMCR)
Citi Belfast | White Star House | Titanic Quarter, 20 Queens Road | Belfast BT3 9DT